Esports Entertainment Group, Inc.

170 Pater House, Psaila Street

Birkirkara, Malta, BKR 9077

April 1, 2020

VIA EDGAR

U.S. Securities & Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Esports Entertainment Group, Inc.
Registration Statement on Form S-1
File No. 333-231167

Ladies and Gentlemen:

In accordance with Rule 461 of the Securities Act of 1933, as amended, Esports Entertainment Group, Inc. (the “Company”) hereby respectfully requests that the effective date of the above-captioned Registration Statement (the “Filing”) be accelerated so that it will be declared effective at 5:00 p.m. Eastern Time onThursday, April 2, 2020, or as soon thereafter as possible.

* * * *

Very Truly Yours,

Esports Entertainment Group, Inc.

/s/ Grant Johnson
Grant Johnson
Chief Executive Officer